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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.




                                   FORM U-57/A

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended





                                InterAndes, S.A.





                                       by



                               THE AES CORPORATION





                             1001 North 19th Street
                               Arlington, VA 22209

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         The AES Corporation ("AES"), a Delaware corporation and a public utility holding company exempt from registration under Section 3(a)(5) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") this Form U-57/A under Section 33 of the Act on behalf of InterAndes, S.A. ("InterAndes"), a corporation organized under the laws of Argentina, for the purpose of notifying the Commission that InterAndes is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act. This Form U-57/A amends and restates in its entirety the Form U-57 that AES filed on behalf of InterAndes on December 28, 2000.

         InterAndes does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Neither InterAndes nor any of its subsidiary companies is or will be a public utility operating within the United States.

ITEM 1

Name and Business Address:

InterAndes
Virrey Toledo 805
(4400) Provincia de Salta
Argentina

Description of Facilities:

         InterAndes operates a 345 kilovolt transmission line in Argentina.

Ownership:

         Gener Argentina S.A., a wholly-owned subsidiary of Gener S.A., owns 100% of InterAndes. AES owns, indirectly though Gener S.A., approximately 96.45% of InterAndes.

ITEM 2

         The domestic associate public utility company of InterAndes is Central Illinois Light Company, an Illinois corporation ("CILCO"). CILCO is an indirect, wholly-owned subsidiary of AES.

         CILCO has made no investment in, nor has any contractual relationship with, InterAndes, nor is any such investment or contractual relationship contemplated.

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         The certification of the Illinois Commerce Commission, as required under Section 33(a)(2) of the Act, is attached hereto as Exhibit A.

         The Commission is requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi
         The AES Corporation
         1001 North 19th Street
         Arlington, VA 22209

         William C. Weeden
         Skadden, Arps, Slate, Meagher & Flom LLP
         1440 New York Ave. NW
         Washington, D.C.  20005

                     [REMAINDER OF PAGE INTENTIONALLY BLANK]

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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                       THE AES CORPORATION

                                       By: /s/ Paul T. Hanrahan
                                           -------------------------------
                                           Name:  Paul T. Hanrahan
                                           Title: Senior Vice President

Date:    January 5, 2001

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         Exhibit A

                    [Illinois Commerce Commission Letterhead]

                                                           March 10, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

         We are writing to you with respect to Central Illinois Light Company ("CILCO") and its parent, CILCORP Inc., and the pending merger transaction involving CILCORP Inc. and The AES Corporation.

         We have been advised that The AES Corporation, through its subsidiaries (other than CILCORP Inc. or subsidiaries of CILCORP Inc.), affiliates, or through other entities, currently holds, and intends to continue to hold and acquire, ownership interest in electric and natural gas facilities in one or more foreign countries. We submit this letter pursuant to the requirements of
Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

         A 1997 Illinois law implemented changes to historical utility regulation. The law required all regulated electric utilities to reduce their rates to residential consumers in 1998 and, subject to certain specified exceptions, froze such electric rates until 2005. While neither the utilities nor the Illinois Commerce Commission ("Commission") can change bundled electric rates until 2005, the Commission retains jurisdiction to set rates for unbundled delivery service. In addition, electric utilities are subject to other statutory provisions that require a sharing of revenues with consumers if the utility earns more than certain specified thresholds. However, the restructuring legislation gave electric utilities great flexibility in writing down assets and accelerating depreciation, so utilities may be able to avoid triggering the over-earning threshold. Also, the legislation removed Commission authority over the sale, lease or other transfer of assets to affiliated or unaffiliated entities until January 1, 2005. Also, the Commission has jurisdiction over electric and gas delivery system reliability. However, the Commission cannot order a utility to construct additional generation. Finally, while the Commission's authority to approve or disapprove some merger and reorganization transactions has been suspended until 2005, regulated utilities are required to provide the Commission with a 30-day advanced notice of any proposed transaction, with supporting documentation, and to file certain reports thereafter.

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Securities and Exchange Commission
March 10, 1999
Page 2

         The Illinois Commerce Commission hereby certifies to you that we have the authority and resources to protect Illinois consumers in accordance with the Illinois statutes discussed in the previous paragraph. We intend to exercise such authority.

                                       Sincerely,
                                       Illinois Commerce Commission

                                       /s/ Richard L. Mathias
                                       Richard L. Mathias
                                       Chairman

cc:      Mr. Edward J. Griffin, DeFrees & Fiske
         Mr. Robert W. Wason, Security and Exchange Commission

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